Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Plan Administrator

H.B. Fuller Company Thrift Plan:

We consent to incorporation by reference in the Registration Statements on Form S-8 (No. 333-127069 and 333-24703) of the H.B. Fuller Company of our report dated June 25, 2009 with respect to the statements of net assets available for benefits of the H.B. Fuller Company Thrift Plan as of December 31, 2008 and 2007, the related statement of changes in net assets available for benefits for the year ended December 31, 2008, and the related supplemental schedules as of and for the year ended December 31, 2008, which report appears elsewhere in this December 31, 2008 annual report on Form 11-K.

By: /s/ Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota

June 25, 2009